SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06005357

PB 3/17 AB 3/30

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SEC MAIL PROCESSING SECTION
MAR 01 2006
WASH. D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12769

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pyramid Funds Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Everett Road Ext.
(No. and Street)

Albany,	New York	12205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scott, Stackrow & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

314 Hoosick Street,	Troy,	New York	12180
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Biondo II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramid Funds Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA A. GA[illegible]
Notary Public, State of [illegible] York
No. 01GA6005[illegible]
Qualified in Albany [illegible]
Commission Expires April 13, 2006

Signature

President

Title

Notary Public

SANDRA A. GATUS
Notary Public, State of New York
No. 01GA6005305
Qualified in Albany County
Commission Expires April 13, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PYRAMID FUNDS CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

SCOTT, STACKROW & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

PYRAMID FUNDS CORPORATION

TABLE OF CONTENTS

DECEMBER 31, 2005 AND 2004

PYRAMID FUNDS CORPORATION
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Current Assets		
Cash and cash equivalents	$ 5,011	$ 3,490
Accounts receivable	96,123	88,276
Investments - marketable equity securities	210,917	205,483
Prepaid expenses	3,069	2,775
Total Current Assets	315,120	300,024
Property and Equipment		
Furniture and equipment	132,293	132,293
Less: Accumulated depreciation	94,001	81,340
Property and Equipment, net	38,292	50,953
Other Assets		
Officer loans receivable	-	18,221
Loans receivable - related companies	46,261	44,725
Total Other Current Assets	46,261	62,946
TOTAL ASSETS	$ 399,673	$ 413,923

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

We have audited the accompanying balance sheets of Pyramid Funds Corporation as of December 31, 2005 and 2004, and the related statements of income and comprehensive income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Funds Corporation as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Scott, Stackrow & Co. CPAs, P.C.

Troy, New York
February 24, 2006

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Current Liabilities		
Accounts payable	$ 17,528	$ 13,642
Accrued payroll	5,179	10,975
Other current liabilities	27,462	25,324
Total Current Liabilities	50,169	49,941
Long-Term Liabilities		
Officer loan	2,610	-
Total Liabilities	52,779	49,941
Stockholders' Equity		
Common stock - no par value, 200 shares authorized 56.66 shares issued and outstanding	5,000	5,000
Retained earnings	299,627	319,050
Unrealized gain on marketable equity securities	52,777	50,442
Less: Treasury Stock, 53.34 shares at cost	(10,510)	(10,510)
Total Stockholders' Equity	346,894	363,982
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 399,673	$ 413,923

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Income		
Commission income	$ 644,521	$ 621,955
Interest and dividends	2,742	1,480
Gain (loss) on sale of marketable securities	1,742	(8,465)
Management fee income	45,000	66,000
Total Income	694,005	680,970
Operating Expenses		
Payroll expense	147,760	153,165
Payroll expense - officers	102,400	104,800
Payroll tax expense	17,761	21,577
Commissions	157,510	164,141
Group medical/dental	50,199	45,082
Office	46,971	42,799
Meals and entertainment	11,276	10,436
Travel promotion	31,544	41,437
Vehicle expense	25,982	12,462
Professional fees	7,900	9,279
Utilities and telephone	5,538	10,018
Interest expense	534	622
Advertising	1,040	-
Rent	12,000	12,000
Depreciation	12,662	12,508
Insurance	5,070	6,242
Donations	1,098	890
Dues and subscriptions	6,950	7,029
Assessment and training fees	3,509	5,185
Miscellaneous	14,676	10,978
Total Operating Expenses	662,380	670,650
Net Income Before Provision for Taxes	31,625	10,320
Income Tax Expense	100	100
Net Income	31,525	10,220
Other Comprehensive Income		
Unrealized gain on available for sale securities	2,335	20,930
Comprehensive Income	$ 33,860	$ 31,150
Accumulated Comprehensive Income, Beginning	$ 50,442	$ 29,512
Other Comprehensive Income	2,335	20,930
Accumulated Comprehensive Income, Ending	$ 52,777	$ 50,442

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Retained Earnings, Beginning	$ 319,050	$ 308,830
Net Income	31,525	10,220
Shareholder distribution	(50,948)	-
Retained Earnings, Ending	$ 299,627	$ 319,050

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash Flows From Operating Activities		
Net income	$ 31,525	$ 10,220
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	12,661	12,509
(Gain) loss on sale of marketable securities	-	8,465
(Increase) decrease in:		
Accounts receivable	(7,847)	219
Prepaid expenses	(294)	3,772
Prepaid income taxes	-	516
Increase (decrease) in:		
Accounts payable	3,885	(2,760)
Accrued payroll	(5,796)	2,724
Other current liabilities	2,138	(8,347)
Net Cash Provided by Operating Activities	36,272	27,318
Cash Flows From Investing Activities		
Purchase of marketable securities	-	(11,789)
Proceeds from sale of marketable securities	(3,098)	9,256
Purchase of fixed assets	-	(4,924)
Loan receivable - related companies	(1,536)	517
Net Cash Used by Investing Activities	(4,634)	(6,940)
Cash Flows From Financing Activities		
Proceeds from (repayment of) shareholder loan	2,610	(18,590)
Shareholder distribution	(32,727)	-
Net Cash Used by Financing Activities	(30,117)	(18,590)
Net Increase in Cash and Cash Equivalents	1,521	1,788
Cash and Cash Equivalents, January 1,	3,490	1,702
Cash and Cash Equivalents, December 31,	$ 5,011	$ 3,490

Supplemental Disclosures of Cash Flow Information

	2005	2004
Cash paid during the year for:		
Interest	$ 534	$ 622
Taxes	-	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Pyramid Funds Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company provides brokerage services for mutual funds and annuities from its location in Albany, New York.

Marketable Equity Securities

The Company's marketable securities consist of equity securities that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date.

Since the Company does not intend to sell these securities in the near term, they are classified as "available for sale" and accordingly, are carried at fair value, with unrealized gains and losses reported as a separate component within the stockholders' equity section of the balance sheets. Realized gains and losses on all marketable securities are determined by specific identification and are charged or credited to current earnings.

Income Taxes

The Company reports income for tax purposes on the cash basis.

The Company has elected, effective January 1, 1996, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions the shareholders are liable for Federal and State income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability except New York minimum franchise tax has been included in the financial statements.

Depreciation

Depreciation expense related to furniture, equipment and improvements is calculated using straight-line and accelerated methods over their estimated useful lives.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and Equipment are stated at cost. Major expenditures for property acquisitions and those expenditures which substantially increase useful lives are capitalized. Expenditures for maintenance, repairs and minor replacements are expended as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation or amortization is removed from the accounts and resulting gains or losses are included in income.

Cash Equivalents

The Company considers all cash on hand and in banks, including accounts in book overdraft position, certificates of deposit and other highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130) requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statement of Income and Comprehensive Income.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Compensated Absences

Employees of the Company are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when paid to employees.

NOTE 2 – RELATED PARTY TRANSACTIONS

Various amounts have been advanced to/from the Company's officers and other businesses owned by the shareholders. There is no set repayment schedule and interest has been provided at various rates. The net amount due from officers and other businesses at December 31, 2005 and 2004 is $43,651 and $62,946, respectively.

The Company rents its facility on a month to month basis from a corporation owned by shareholders of the Company. Rent paid for 2005 and 2004 is $12,000 and $12,000, respectively.

The Company received management fees income from a company owned by the shareholders. Income for 2005 and 2004 are $45,000 and $66,000, respectively.

NOTE 3 – MARKETABLE EQUITY SECURITIES

Investments classified as available for sale are carried at fair value and consist of the following at December 31, 2005:

	Cost	Market
1,977.821 shares - Strategic Partners Growth Fund Cl L	$ 20,018	$ 31,566
3,172.207 shares - SunAmerica Focused Large-Cap Value A	37,792	52,912
515.852 shares - SunAmerica Focused Small-Cap CI A	5,772	9,394
1,000 shares - Walt Disney Co. (Dis.)	17,511	23,970
1,000 shares - General Electric Co. (GE)	23,991	35,050
250 shares - Intl. Business Machs (IBM)	19,808	20,550
500 shares - Weight Watchers Intl., Inc. (WTW)	21,862	24,715
400 shares - Intermagnetics General Corp	11,386	12,760
Total	$ 158,140	$ 210,917

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2005:

	Cost	Accumulated Depreciation	Book Value
Furniture and fixtures	$ 31,207	$ 29,617	$ 1,590
Equipment	35,169	27,719	7,450
Leasehold improvements	17,514	17,145	369
Vehicles	48,403	19,520	28,883
Total	$ 132,293	$ 94,001	$ 38,292

NOTE 5 - GUARANTEES

The Company, along with its shareholders, are guarantors of a line of credit that a related company has with a local bank. The line of credit has a balance of $0 at December 31, 2005. The line of credit has a $60,000 limit, matures on September 1, 2006, and carries interest at prime rate (7.25% at December 31, 2005).

NOTE 6 – COMMITMENTS

The Company rents its office facility on a month to month basis. Total rents paid for the facility during 2005 and 2004 were $12,000 and $12,000, respectively. See Note 2.

NOTE 7 - EMPLOYEE BENEFIT PLAN

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees who have one year of service and who are 21 years of age. Contributions are determined annually by the board of directors and may range from 0.00% - 25.0%. Contributions for the years ended December 31, 2005 and 2004 are $0 and $0, respectively.

NOTE 8 - CLIENT DISBURSEMENT ACCOUNT

The Company maintains a special bank account for the exclusive benefit of the customers of the Company, through which all transactions between the Company and its customers are effectuated. The special bank account had a bank balance of $76,074 and $66,903 at December 31, 2005 and 2004, respectively, and a book balance of $0 at December 31, 2005 and 2004.

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

Our report on our audit of the basic financial statements of Pyramid Funds Corporation for 2005 and 2004 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report on Schedules I through VIII, inclusive, is presented for the purpose of additional analysis and as required by Rule 17a-5 of the Securities and Exchange Commission, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott, Stackrow & Co. CPAs, P.C.

Troy, New York
February 24, 2006

ADDITIONAL INFORMATION

PYRAMID FUNDS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

SCHEDULE I

ASSETS

Assets	
Cash	$ 5,011
Accounts receivable	96,123
Investments - marketable securities, at market value	210,917
Prepaid expenses	3,069
Loans receivable - related companies	46,261
Property and equipment, net of depreciation	38,292
TOTAL ASSETS	$ 399,673

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 17,528
Accrued payroll	5,179
Other current liabilities	27,462
Officer loan	2,610
Total Liabilities	52,779
Stockholders' Equity	
Common stock	5,000
Retained earnings	352,404
Total	357,404
Less: Treasury stock	(10,510)
Total Stockholders' Equity	346,894
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 399,673

PYRAMID FUNDS CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE II

Revenues	
Commissions	$ 644,521
Interest and dividends	2,742
Mangement fee income	45,000
Gain - realized and unrealized on firm securities investment account	4,077
Total Revenues	696,340
Operating Expenses	
Payroll	267,921
Commissions	157,510
Other expenses	237,049
Total Expenses	662,480
Net Income	$ 33,860

PYRAMID FUNDS CORPORATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

SCHEDULE III

Total ownership equity from statement of financial condition	$ 346,894
Total non-allowable	(166,993)
Net capital before haircuts on securities positions	179,901
Haircuts on trading securities	(36,581)
Net Capital	$ 143,320

PYRAMID FUNDS CORPORATION
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2005

SCHEDULE IV

	Capital Stock	Retained Earnings	Treasury Stock	Total
STOCKHOLDERS' EQUITY				
Balance, January 1, 2005	$ 5,000	$ 369,492	($ 10,510)	$ 363,982
Add: Net income	0	33,860	0	33,860
Less: Shareholder Distributions	0	(50,948)	0	(50,948)
Balance, December 31, 2005	$ 5,000	$ 352,404	($ 10,510)	$ 346,894
NET CAPITAL COMPUTATION				
Balance, December 31, 2005 (above)	$ 5,000	$ 352,404	($ 10,510)	$ 346,894
Less: Non-allowable Equity:				
Accounts receivable	0	(81,981)	0	(81,981)
Fixed assets, net	0	(38,292)	0	(38,292)
Deferred loans receivable	0	(43,651)	0	(43,651)
Other assets	0	(3,069)	0	(3,069)
Qualified Equity	5,000	185,411	(10,510)	179,901
Less: Haircut on trading securities:				
Investments at market value:				
Common Stocks (117,045 x 15%)	0	(17,557)	0	(17,557)
Mutual Funds (93,872 x 15%)	0	(14,081)	0	(14,081)
Money Market (4,684 x 2%)	0	(94)	0	(94)
Undue Concentration	0	(4,849)	0	(4,849)
	$ 5,000	$ 148,830	($ 10,510)	$ 143,320

PYRAMID FUNDS CORORATION
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2005

SCHEDULE V

Minimum net capital requirement (6-2/3% of $50,169)	$ 3,341
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	25,000
Net Capital Requirement	$ 25,000
Excess net capital	$ 118,320
Excess net capital at 100%	$ 118,320

Computation of Aggregate Indebtedness

Total Liabilities	$ 50,169
Percentage of aggregate indebtedness to net capital $50,169/$143,320	0.3500

PYRAMID FUNDS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE VI

Balance, beginning of year	$ 363,982
Net Income	33,860
Shareholder Distribution	(50,948)
Balance, end of year	$ 346,894

PYRAMID FUNDS CORPORATION
STATEMENT OF CASH FLOWS WITH SECURITY INVESTMENTS STATED AT MARKET VALUE
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE VII

Cash Flows From Operating Activities	
Net income	$ 33,860
Non Cash items included in net income	
Depreciation	12,661
(Increase) decrease in receivables/prepaid expenses	(8,141)
Increase (decrease) in payables	227
Net Cash Provided by Operating Activities	38,607
Cash Flows From Investing Activities	
Proceeds from sale of marketable securities	(5,433)
Increase in loan receivable	(1,536)
Net Cash Provided by Investing Activities	(6,969)
Cash Flows From Financing Activities	
Repayment of proceeds from shareholder loan	2,610
Shareholder distributions	(32,727)
Net Cash Used by Investing Activities	(30,117)
Net Increase in Cash and Cash Equivalents	1,521
Cash and Cash Equivalents, January 1, 2005	3,490
Cash and Cash Equivalents, December 31, 2005	$ 5,011

PYRAMID FUNDS CORPORATIONS
NOTES TO FORM X-17A-5 (FOCUS REPORT)
DECEMBER 31, 2005

NET CAPITAL REQUIREMENTS

The quarterly unaudited Form X-17A-5, Focus Report, Part II prepared by Pyramid Funds Corporation for the period ending December 31, 2005 was compared with the audited report at December 31, 2005. Differences resulted from year end adjusting entries.

Pursuant to provisions of Section O of the Securities Investors Act of 1970, as amended, Pyramid Funds Corporation has, as its collection agent the National Association of Security Dealers, Inc., and has a certificate of exclusion from the membership (Form S.I.P.C.-3). It is our opinion that the filing of Form S.I.P.C.-3 on January 2, 1980, is a continuous election and Pyramid Funds Corporation, in regard to its 2005 operation, continued to operate in accordance with its exclusion under Section 3(a)2 of the Securities Investors Act of 1970.

NOTE 1 - MARKETABLE SECURITIES

Investments are carried at market value as required by the National Association of Securities Dealers, Inc.

Investments consist of the following:

	Cost	Market Value
1,977.821 shares - Strategic Partners Growth Fund Cl L	$ 20,018	$ 31,566
3,172.207 shares - SunAmerica Focused Large - Cap -Value A	37,792	52,912
515.852 shares - SunAmerica Focused Small - Cap CI A	5,772	9,394
1,000 shares - Walt Disney Co.	17,511	23,970
1,000 shares - General Electric Co.	23,991	35,050
250 shares - Intl. Business Machs	19,808	20,550
500 shares - Weight Watchers Intl., Inc.	21,862	24,715
400 shares - Intermagnetics General Corp	11,386	12,760
Total	$ 158,140	$ 210,917

NOTE 2 - RECONCILIATION OF ORIGINAL FOCUS REPORT FOR DECEMBER 31, 2005 TO AUDITED REPORT

The differences between the Focus report originally filed for the quarter ended December 31, 2005 and the audited Focus report are as follows:

NOTE 2 - RECONCILIATION OF ORIGINAL FOCUS REPORT FOR DECEMBER 31, 2005 TO AUDITED REPORT (CONTINUED)

ASSETS

	Focus Report	Audited Finances	Variance	Explanation
Cash	$ 5,002	$ 5,011	$ 9	Year-end adjustment
A/R	96,124	96,123	(1)	Adjustments to year-end actual
Securities	209,933	210,917	984	Interest and Captial Gains
Property	39,715	38,292	(1,423)	Year-end reclassification and depreciation adjustment
Prepaid expenses	0	3,069	3,069	Year-end adjustment
Loan receivable related company	69,163	46,261	(22,902)	Year-end adjustments
TOTAL ASSETS	$ 419,937	$ 399,673	($ 20,264)	

LIABILITIES AND STOCKHOLDERS' EQUITY

	Focus Report	Audited Finances	Variance	Explanation
Accounts Payable	$ 15,247	17,528	2,281	Year-end adjustment
Accrued Payroll	10,631	5,179	(5,452)	Year-end payroll accrual adjustment
Other current liabilities	23,363	27,462	4,099	Intercompany loans
Officer loans	0	2,610	2,610	Loan from shareholder
Total Liabilities	49,241	52,779	3,538	
Prior Retained Earnings	369,494	369,492	(2)	Year-end adjustment
Profit & Loss	16,873	33,860	16,987	Net Profit & Loss effect of Adjusting Journal Entries
Distributions	(10,161)	(50,948)	(40,787)	Reclassification of distributions
Total Retained Earnings	376,206	352,404	(23,802)	
Common Stock	5,000	5,000	0	
Treasury Stock	(10,510)	(10,510)	0	
Total Equity	370,696	346,894	(23,802)	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 419,937	$ 399,673	($ 20,264)	

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

SS&C

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

In planning and performing our audit of the financial statements and supplemental schedules of Pyramid Funds Corporation for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Scott, Stackrow & Co. CPAs, P.C.

Troy, New York
February 24, 2006